May 4, 2021

Mr. Mitchell Austin	VIA EDGAR

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington D.C. 20549

Phone: (202) 551-3574

Re:	Cipherloc Corporation
Form S-1 Registration Statement
File No. 333-255629

Acceleration Request

Request Date: Friday, May 7, 2021

Request Time: 11:00 a.m. Eastern Time (or as soon thereafter as practicable)

Dear Mr. Austin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cipherloc Corporation (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-captioned Registration Statement (the “Registration Statement”) to become effective on Friday, May 7, 2021, at 11:00 a.m., Eastern Time, or as soon thereafter as practicable.

The Registrant hereby authorizes David M. Loev and/or John S. Gillies of The Loev Law Firm, PC, to orally modify or withdraw this request for acceleration. Please contact Mr. Loev at (832) 930-6432, with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Sincerely,

/s/ Ryan Polk
Ryan Polk
Chief Financial Officer